May 10, 2013

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Cord Blood Corporation Form 20-F for the fiscal year ended March 31, 2012 Filed July 31, 2012 Response Dated April 16, 2013 File No. 001-34541

Dear Ms. Jenkins:

We are in the process of preparing a submission to respond to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on May 1, 2013 (the “Comment Letter”). As we are still considering the issues raised in the Comment Letter and are not expecting to be in a position to file such submission by the due date specified in the Comment Letter, we respectfully request an extension to May 23, 2013 to file our response.

Very truly yours,

CHINA CORD BLOOD CORPORATION

By: __/s/ Albert Chen______________
Name: Albert Chen
Title: Chief Financial Officer